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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TIMCO Aviation Services, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
887151-20-7
(CUSIP Number)
Lacy J. Harber
LJH, Ltd.
377 Neva Lane
Denison, Texas 75020
(903) 465-6937
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: Lacy J. Harber

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
xxx-xx-xxxx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,385,812 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: John R. Cawthron

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
xxx-xx-xxxx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: TAS Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
xxx-xx-xxxx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

AMENDMENT TO SCHEDULE 13D
     This Amendment to Schedule 13D (this “Schedule 13D/A”) constitutes Amendment No. 11 to the Schedule 13D, as amended, filed by Lacy J. Harber and John R. Cawthron (the “LJH Schedule 13D”), and amends and supplements the information previously set forth in the LJH Schedule 13D.
Item 1. Security and Issuer
     This Schedule 13D/A relates to the common stock, $0.001 par value per share (the “Common Stock”) of TIMCO Aviation Services, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410.
     All share and per-share information provided in this Schedule 13D/A has been adjusted for the one-new-share-for-40-old-shares reverse stock split that was effected by the Issuer on November 22, 2005. All percentages of the class of Common Stock used herein are calculated based upon 21,441,510 shares of Common Stock outstanding as of November 22, 2005, as reported by the Issuer in its Form 8-K dated on November 22, 2005.
Item 2. Identity and Background
     This Schedule 13D/A is filed by Lacy J. Harber, John R. Cawthron and TAS Holding, Inc., a Delaware corporation (“Newco” and, collectively, with Messrs. Harber and Cawthron, the “Reporting Persons”). The Reporting Persons have agreed to file this Schedule 13D/A jointly. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in this Schedule 13D/A.
     Lacy J. Harber is the ultimate beneficial owner of all of the 15,385,812 shares of Common Stock that are reported in this Schedule 13D/A as owned of record by LJH, Ltd. (“LJH”). All of such shares of Common Stock are owned of record by LJH, a Texas limited partnership, the sole general partner of which is DLH Management, L.L.C. (“DLH”) and Mr. Harber is the sole managing member of DLH. Mr. Harber is the ultimate beneficial owner of LJH and therefore the ultimate beneficial owner of all of such shares of Common Stock. Mr. Harber has sole dispositive power over all of such shares of Common Stock. LJH has granted to Mr. Cawthron a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Harber therefore shares voting power with respect to such shares with Mr. Cawthron.
     The principal business of LJH is investments and its business address, and the business address of Mr. Harber and of LJH is 377 Neva Lane, Denison, Texas, 75020. Mr. Harber, a self-employed investor, is a citizen of the United States of America.
     John R. Cawthron is the holder of a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Cawthron therefore shares voting power with respect to such shares with Mr. Harber.

Mr. Cawthron has no dispositive power with respect to such shares, and disclaims any pecuniary interest in such shares. Mr. Cawthron was elected as a member of the Issuer’s board of directors by action of the board effective February 6, 2006.
     The principal business address of Mr. Cawthron is 329 West State Highway 6, Suite C, P.O. Box 8256, Waco, Texas 76714. Mr. Cawthron is a certified public accountant and the President of Cawthron, Wommack & Coker, P.C., a full service public accounting and consulting firm based in Waco, Texas. Mr. Cawthron also serves as managing partner and a director for several Texas-based business ventures ranging from service entities to commercial land development. Mr. Cawthron is a citizen of the United States of America.
     Newco (TAS Holding, Inc.) is a Delaware corporation, formed on April 10, 2006, for the purpose of engaging in the proposed transactions described in Items 4 and 6. Mr. Cawthron is the sole officer and director of Newco. The business address of Newco is 377 Neva Lane, Denison, Texas, 75020.
     During the last five years, none of Mr. Harber, Mr. Cawthron, Newco or LJH has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Persons believe that upon execution of the Transaction Agreement described below on April 10, 2006, they formed a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1 thereunder, with: Owl Creek I, L.P., a Delaware limited partnership (“Owl Creek I”); Owl Creek II, L.P., a Delaware limited partnership (“Owl Creek II”); Owl Creek Advisors, LLC, a Delaware limited liability company that is the general partner of Owl Creek I and Owl Creek II (the “OC General Partner”); Owl Creek Asset Management, L.P. a Delaware limited partnership (the “OC Investment Manager”), which is the investment manager for Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas”), and for Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas II”); and Jeffrey A. Altman. Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II are sometimes referred to collectively in this Schedule 13D/A as the “Owl Creek Investors.” The Owl Creek Investors, the OC General Partner, the OC Investment Manager and Jeffrey A. Altman are sometimes referred to collectively in this Schedule 13D/A as the Owl Creek Parties.
     The Owl Creek Parties and the Reporting Persons have elected to satisfy their filing requirements with respect to Schedule 13D by making individual filings (one filing for the Reporting Persons and one filing for the Owl Creek Parties) rather than by making a single joint filing. For information regarding the Owl Creek Parties, including information with respect to the Items called for by Schedule 13D, please see the Owl Creek 13D, which is available on the SEC’s website at www.sec.gov.

Item 3. Source and Amount of Funds and Other Consideration
     All shares of Common Stock purchased by LJH have been purchased using personal investment funds on hand or provided by Mr. Harber, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Common Stock owned or to be acquired by LJH. All funds to be provided by LJH for the additional working capital advances to the Issuer or to deposit funds in escrow as described in Items 4 and 6 below will come from the same sources.
     Funds required by Newco for the transactions described in Items 4 and 6 will be provided by capital contributions from LJH and from the Owl Creek Parties pursuant to the Transaction Agreement.
Item 4. Purpose of Transaction
     The Issuer has advised the Reporting Persons that it is in breach of certain of the financial covenants (the “Defaults”) in the Financing Agreement dated April 5, 2004 between the Issuer, certain of its subsidiaries named therein and CIT Group/Business Credit, Inc., as Agent and one of the “Credit Parties” named therein (“CIT”), as amended (the “CIT Facility”), and in the Restated and Amended Financing Agreement dated April 8, 2005 between the Company, certain of its subsidiaries named therein and Monroe Capital Advisors, LLC as the “Lender” named therein (“Monroe”), as amended (the “Monroe/Fortress Facility”), which on April 11, 2005 was assigned to Fortress Credit Opportunities I LP (“Fortress”).
     Pursuant to a Transaction Agreement described in Item 6, LJH and the Owl Creek Investors (collectively, the “Investors”) have agreed to attempt to resolve the Defaults under the Monroe/Fortress Facility by LJH purchasing that facility from Fortress. This action was completed on April 10, 2006, with the Owl Creek Investors simultaneously acquiring an approximately 20% participation in the Monroe/Fortress Facility. LJH has proposed to the Issuer that it would modify the terms of that facility to, among other things, resolve the Defaults thereunder, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and make available to the Issuer $6 million of additional funding (the “Working Capital Infusion”). LJH has advised the Issuer that as conditions to modifying the terms of the Monroe/Fortress Facility to resolve the Defaults thereunder and providing the Working Capital Infusion, (i) the Issuer must agree to merge with Newco in a transaction that will pay holders of the Issuer’s outstanding Common Stock other than the Investors cash consideration for their shares (the “Merger”), (ii) the Issuer must obtain amendments to the CIT Facility which will resolve the Defaults thereunder and make available to the Issuer additional credit to fund its business, all in a manner satisfactory to the Investors, and (iii) the Issuer must agree to sell Newco 2,400,000 shares of Common Stock at a price of $2.50 per share. The Merger and issuance of 2,400,000 shares of Common Stock would be made expressly subject to the conditions that all required filings with the SEC by the Issuer, Newco, LJH and the Owl Creek Parties must have been made, and all related deliveries of documents to the stockholders of the Issuer and passage of notice periods must have occurred, as required under Section 13(e) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

     A special committee of the Issuer’s board of directors is considering these matters. Discussions and negotiations among the parties are ongoing. However, based on negotiations to date, if the proposed merger is completed, it is currently expected that the Issuer’s stockholders (other than the Investors) will receive $4.00 per share, without interest. Due to the uncertainties inherent in negotiations of this nature, there can be no assurance that binding definitive agreements with respect to these matters will be concluded or that the Defaults will be successfully resolved through this process or that the Merger will occur. LJH reserves the right to withdraw its proposals described above at any time prior to the execution of binding definitive agreements with the Issuer.
     If the Issuer agrees to enter into an agreement with Newco providing for the Merger and the Merger is consummated, Newco will own 100% of the Common Stock of the Issuer, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, the composition of the board of directors of the Issuer would be changed to include individuals designated by the Investors and the Common Stock would no longer be traded or quoted. The Merger might also result in the occurrence of one or more of the other matters in the list enumerated below.
     Except as described above or in Item 6, the Reporting Persons have no current plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) any action similar to any of those enumerated above.

     LJH intends to continuously review its investment in the Issuer, and, subject to the provisions of the Transaction Agreement, may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of resulting in the matters enumerated above. Subject to the Transaction Agreement and compliance with applicable law, LJH may make further purchases of Common Stock from time to time and may dispose of any or all of the Common Stock of the Issuer that it holds. To the extent the Monroe/Fortress Facility remains in default or becomes in default in the future, the Investors may exercise their rights as the lenders thereunder. The Reporting Persons may engage in additional discussions with the Issuer’s other lenders regarding the terms of the Issuer’s indebtedness and regarding other matters relating to the Issuer. Subject to the Transaction Agreement, the Reporting Persons may also in the future (although they have no obligation to do so) propose other arrangements or enter into agreements with the Issuer’s other lenders seeking to resolve loan covenant defaults or seeking modifications of terms of the Issuer’s indebtedness to avoid restrictions that limit the availability of funding to the Issuer. If any such agreements are reached in the future, LJH may seek compensation from the Issuer for any actions by LJH with respect to the Issuer’s lenders which benefit the Issuer, which compensation may include the payment of cash or the issuance of additional equity or debt securities of the Issuer.
Item 5. Interest in Securities of the Issuer
     As of the date of this Schedule 13D/A, Mr. Harber beneficially owns 15,385,812 shares of the issued and outstanding Common Stock, constituting 71.76% of the issued and outstanding Common Stock (calculated in accordance with Rule 13d-3(d)). LJH has granted a revocable proxy to vote such shares to Mr. Cawthron. As a result of such proxy, Mr. Cawthron shares the power to vote the Shares. Mr. Harber continues to have sole dispositive power with respect to all of these shares. Other than the shares with respect to which he holds a revocable proxy, as described above, Mr. Cawthron does not beneficially own any other shares of Common Stock.
     In addition to such shares, as of the date of this Schedule 13D/A, Mr. Harber also beneficially owns the following derivative securities of the Issuer: (i) LJH holds a warrant which will allow it to purchase an additional 47,125 shares of authorized but unissued Common Stock (for an aggregate exercise price of $1,885) upon the final maturity of the Issuer’s remaining outstanding 8% senior subordinated convertible PIK notes due 2006 and 8% junior subordinated convertible PIK notes due 2007 (the “LJH Warrant”); and (ii) the following warrants to purchase shares of Common Stock:

	Per Share
Shares	Exercise Price	Expiration Date
125	$700.00	April 19, 2006
833	$560.00	May 22, 2006
28,475	$206.40	February 28, 2007
18,750	$42.00	September 9, 2007

     As of the date of this Schedule 13D/A, Newco does not own beneficially own any shares of Common Stock. Subject to certain conditions set forth in the Transaction Agreement, LJH and the Owl Creek Investors have agreed to contribute to Newco their shares of Common Stock, as described in Item 6. Mr. Cawthron disclaims any beneficial or pecuniary interest in Newco.
     Other than as described in Item 4 or Item 6 of this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
     Based on the Owl Creek 13D, as filed on December 1, 2005, the Reporting Persons believe that the Owl Creek Parties, or some of them, are the beneficial owners of an aggregate of 3,722,399 shares of Common Stock, representing 17.36% of the outstanding Common Stock. Combined with the 15,385,812 shares of Common Stock owned of record by LJH, LJH and the Owl Creek Investors together own 19,208,211 shares of Common Stock, representing 89.12% of the outstanding Common Stock. LJH and Mr. Harber disclaim any beneficial interest in the Common Stock owned by the Owl Creek Investors and disclaim any beneficial interest in Newco other than to the extent of their pecuniary interest.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     In connection with the matters described herein, LJH, Newco and the Owl Creek Investors have entered into a Transaction Agreement dated as of April 10, 2006. A copy of the Transaction Agreement is filed as Exhibit 99.2 to this Schedule 13D/A and is incorporated by reference herein. The summary of the Transaction Agreement set forth herein is qualified in its entirety by reference to the full text of the Transaction Agreement.
     In accordance with the Transaction Agreement, LJH entered into an Assignment and Acceptance (the “Assignment and Acceptance”) dated as of April 10, 2006, among Monroe, Fortress Credit Opportunities I LP (“Fortress”) and Monroe Investments, Inc., as assignors (collectively, the “Assignors”), and LJH, as assignee, providing for the purchase of the Monroe/Fortress Facility by LJH on the terms and conditions stated therein, which terms include a cash payment to Fortress in respect of the principal, accrued interest, fees and expenses of Fortress of an amount of approximately $18.4 million (the “Monroe/Fortress Facility Purchase Price”). The OC Investment Manager executed and delivered to LJH a Participation Agreement dated as of April 10, 2006 (the “Participation Agreement”) providing for the participation in the Monroe/Fortress Facility by the OC Investment Manager, on behalf of the Owl Creek Parties, on the terms and conditions stated therein and its agreement to fund 19.48% of the Monroe/Fortress Facility Purchase Price. These transactions were funded and closed on April 10, 2006. The Assignment and Acceptance is attached to this Schedule 13D/A as Exhibit 99.3 and the Participation Agreement is attached to this Schedule 13D/A as Exhibit 99.4. As a condition to LJH’s performance of the Assignment and Acceptance, the Issuer and certain of its subsidiaries executed and delivered to LJH a Ratification Agreement, which is attached to this Schedule 13D/A as Exhibit 99.5 (the “Ratification Agreement”), confirming the validity of the Monroe/Fortress Facility and waiving and releasing claims against the assignors and against LJH with respect thereto, among other things. The summaries of the Assignment Agreement, the Participation Agreement and the

Ratification Agreement set forth herein are qualified in their entirety by reference to the full text of such agreements.
     The Transaction Agreement provides for a series of other transactions which LJH has proposed to undertake with the Issuer, which are described below. The Issuer’s Board of Directors has formed a Special Committee to consider these matters and act on behalf of the Issuer in its negotiations with the Investors, and discussions and negotiations among the parties are ongoing. Due to the uncertainties inherent in negotiations of this nature, there can be no assurance that binding definitive agreements with respect to these matters will be concluded or that the Defaults will be successfully resolved through this process. LJH reserves the right to withdraw its proposals described below at any time prior to the execution of binding definitive agreements with the Issuer.
     In accordance with the Transaction Agreement, LJH has proposed to the Issuer that it would enter into an amendment of the Monroe/Fortress Facility with the Issuer and the other borrowers and guarantors named in the Monroe/Fortress Facility, providing for certain amendments and waivers with respect to the Monroe/Fortress Facility to cure the Defaults, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and provide for an advance to the Issuer of the $6,000,000 Working Capital Infusion. The OC Investment Manager, on behalf of the Owl Creek Parties, has, pursuant to the Participation Agreement and Transaction Agreement, agreed to fund $1,168,800 (19.48%) of the Working Capital Infusion. The Issuer is discussing this proposal with LJH.
     Pursuant to the Transaction Agreement, LJH and the Owl Creek Investors agree to fund Newco with $10,006,524 from which to pay consideration in the proposed Merger to stockholders of the Issuer, representing the product of $4 multiplied by the number of issued and outstanding shares of Common Stock that are not owned by LJH or the Owl Creek Investors plus the number of shares of Common Stock that are issuable upon the exercise of existing conversion rights by the holders of certain subordinated convertible PIK notes and holders of warrants, options and stock grant rights identified in the Transaction Agreement, including the LJH Warrant referenced in Item 5. Of this amount, LJH agreed to contribute the sum of $8,057,252 (80.52%) and the Owl Creek Investors agreed to contribute the sum of $1,949,272.00 (19.48%). LJH and the Owl Creek Investors also agreed that Newco may deposit the sum of $10,006,524 in an escrow account pursuant to an escrow agreement, to be disbursed as provided in that escrow agreement and the agreement providing for the Merger.
     The Transaction Agreement provides that on or before the date that is two business days prior to the closing of the proposed Merger between the Issuer and Newco, and subject to the satisfaction of the conditions to closing set forth in the Transaction Agreement and such merger agreement, LJH and the Owl Creek Investors will contribute all shares of Common Stock owned by them to Newco. Pursuant to this provision LJH would contribute 15,385,812 shares of Common Stock to Newco and the Owl Creek Investors would contribute an aggregate of 3,722,399 shares of Common Stock to Newco.
     The Transaction Agreement contemplates that the Issuer will agree to issue to Newco 2,400,000 shares of the Issuer’s common stock at a price of $2.50 per share, which could be paid for with cash, indebtedness, or a combination. The Participation Agreement and the Transaction

Agreement contemplate that the $6 million principal balance of the Working Capital Infusion would be applied as the consideration for the issuance of these shares, of which 1,932,480 (80.52%) shares of Common Stock would be deemed contributed to Newco by LJH and 467,520 (19.48%) shares of Common Stock would be deemed contributed to Newco by the Owl Creek Investors. The Issuer is currently discussing this proposal with the Investors.
     The ownership of the Newco common stock to be issued to LJH and the Owl Creek Investors is subject to a Stockholders Agreement dated as of April 10, 2006 that was executed and delivered in connection with the Transaction Agreement and which is attached to this Schedule 13D/A as Exhibit 99.6 (the “Stockholders Agreement”). The Stockholders Agreement restricts the transfer of shares of Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Stockholders Agreement set forth herein is qualified by reference to the full text of the Stockholders Agreement. LJH, the Owl Creek Investors and Newco also entered into a Registration Rights Agreement dated as of April 10, 2006 that was executed and delivered in connection with the Transaction Agreement and which is attached to this Schedule 13D/A as Exhibit 99.7 (the “Registration Rights Agreement”). The Registration Rights Agreement enumerates the parties’ rights regarding registration of their Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Registration Rights Agreement set forth herein is qualified by reference to the full text of the Registration Rights Agreement.
     In the Transaction Agreement, LJH, the Owl Creek Investors and Newco agreed to vote all shares of Common Stock owned by them to approve the Merger and any other matters submitted to a vote of the stockholders of the Issuer in connection with any meeting of the Issuer’s stockholders called to consider and vote upon the Merger. The Transaction Agreement also provides that if prior to the proposed Merger LJH determines to sell its shares of Common Stock to any person, the Owl Creek Investors may elect to be included in that transaction and that if either of LJH or the Owl Creek Investors receives an offer to purchase their Common Stock, they will first offer it to the other for purchase before they may sell it. In addition, each party must consult with the other prior to seeking a buyer of its shares of Common Stock.
     LJH has engaged Mr. Cawthron to advise and represent LJH with respect to its investment in the Issuer and in any discussions undertaken with respect to matters such as those described above at Item 4. LJH has not authorized Mr. Cawthron to enter into binding agreements on its behalf. LJH may compensate Mr. Cawthron from time to time for his actions on behalf of LJH relating to its ownership of the Issuer’s securities upon such terms and conditions as they may agree.
     LJH has requested that the Company designate Mr. Cawthron as the Chief Executive Officer of the Company as a condition to, and effective upon, the proposed amendment of the Monroe/Fortress Facility to, among other things, resolve the Defaults thereunder, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and make available to the Issuer the $6 million Working Capital Infusion.

     Except as described in the Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Agreement regarding joint filing of Schedule 13D

99.2	Transaction Agreement dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd.

99.3	Assignment and Acceptance dated as of April 10, 2006, among Monroe Capital Advisors, LLC, Fortress Credit Opportunities I LP and Monroe Investments, Inc., as assignors, and LJH, Ltd., as assignee

99.4	Participation Agreement dated as of April 10, 2006, among LJH, Ltd., and Owl Creek Asset Management, L.P.

99.5	Ratification Agreement dated as of April 10, 2006 among LJH, Ltd., TIMCO Aviation Services, Inc. and certain of its subsidiaries

99.6	Stockholders Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and TAS Holding, Inc.

99.7	Registration Rights Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and TAS Holding, Inc.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2006
LJH, Ltd.

By:	DLH Management, L.L.C.
Its general partner

	By:	/s/ Lacy J. Harber
Lacy J. Harber, President

/s/ Lacy J. Harber

Lacy J. Harber

/s/ John R. Cawthron

John R. Cawthron

TAS Holding, Inc.

By:	/s/ John R. Cawthron

John R. Cawthron
President

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Agreement regarding joint filing of Schedule 13D

99.2	Transaction Agreement dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd.

99.3	Assignment and Acceptance dated as of April 10, 2006, among Monroe Capital Advisors, LLC, Fortress Credit Opportunities I LP and Monroe Investments, Inc., as assignors, and LJH, Ltd. as assignee

99.4	Participation Agreement dated as of April 10, 2006, among LJH, Ltd. and Owl Creek Asset Management, L.P.

99.5	Ratification Agreement dated as of April 10, 2006 among LJH, Ltd. TIMCO Aviation Services, Inc. and certain of its subsidiaries

99.6	Stockholders Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and TAS Holding, Inc.

99.7	Registration Rights Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and TAS Holding, Inc.